Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matador Resources Company
We consent to the incorporation by reference in the registration statements (File Nos. 333-196178 and 333-187808) on Form S-3, and (File No. 333-180641) on Form S-8 of Matador Resources Company of our reports dated March 2, 2015, with respect to the consolidated balance sheet of Matador Resources Company as of December 31, 2014, and the related consolidated statements of operations, shareholders’ equity and cash flows, for the year ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of Matador Resources Company.
/s/ KPMG LLP
Dallas, Texas
March 2, 2015